SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of June, 2006                  Commission File Number:  333-112898

                       MILLAR WESTERN FOREST PRODUCTS LTD.
                              (Name of registrant)


                               16640 - 111 Avenue
                                Edmonton, Alberta
                                 Canada T5M 2S5
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
               Form 20-F                       Form 40-F
                         ------                         ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            ----

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                             No   X
                   -----                          -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A


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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          MILLAR WESTERN FOREST PRODUCTS LTD.


Date:  June 29, 2006                      By:     /s/ Carol E. Cotton
                                             -----------------------------------
                                             Name:    Carol E. Cotton
                                             Title:   Senior Vice President and
                                                      Chief Financial Officer

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


                                  EXHIBIT INDEX



Exhibit No.                    Description of Exhibit

    99.1 Audited Financial Statements for Year Ended December 31, 2005, and notes thereto

    99.2 Management's Discussion and Analysis of Financial Condition and Results of Operations

    99.3       Selected Financial Data


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